Exhibit 99.36

FORM 51-102F3
MATERIAL CHANGE REPORT

PART 1

GENERAL INSTRUCTIONS AND INTERPRETATION

(a)

Confidentiality

If this Report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

(b)

Use of “Company”

Wherever this Form uses the word “company” the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c)

Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only.  You do not need to include the headings or numbering or follow the order of items in this Form.  Disclosure provided in response to any item need not be repeated elsewhere.

(d)

Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions.  If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e)

Plain Language

Write the Report so that readers are able to understand it.  Consider both the level of detail provided and the language used in the document.  Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP.  If you use technical terms, explain them in a clear and concise manner.

PART 2

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Formation Capital Corporation  (the "Issuer")

Suite 1510 – 999 West Hastings Street

Vancouver, B.C.  V6C 2W2

Telephone: (604) 682-6229

Item 2

Date of Material Change

December 31, 2004

Item 3

News Release

                  A press release was issued in Vancouver, British Columbia on January 18, 2005.

Item 4

Summary of Material Change

The Issuer realized gross proceeds of $150,000 on the completion of a 300,000 Unit private placement at a price of $0.50 per Unit.

Item 5

Full Description of Material Change

The issuer has completed a private placement of 300,000 Units at a price of $0.50 per Unit for gross proceeds of $150,000.  Each Unit consisted of one flow-through common share in the capital of the Issuer and one-half of one whole non-transferable common share purchase warrant, each whole common share purchase warrant entitling the holder to purchase one non-flow-through common share in the capital of the Issuer at a price of $0.55 per warrant share until June 30, 2006.  Cash fees and commissions totalling $10,500 were paid in connection with the private placement.

The proceeds from the private placement are intended to be used to further develop the Kernaghan Lake and Virgin River Athabasca Basin, Saskatchewan Uranium Projects in which the Issuer, through its wholly owned subsidiary, Coronation Mines Ltd., has an interest.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7

Omitted Information

N/A

Item 8

Executive Officer

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Paul Farquharson, Chief Financial Officer, Suite 1510, 999 West Hastings Street, Vancouver, B.C., V6C 2W2, (604) 682-6229.

Item 9

Date of Report

January 18, 2005